TCI INTERNATIONAL, INC.                            EXHIBIT 10.6
EMPLOYEE STOCK OWNERSHIP PLAN

AMENDMENT NO . 1

The TCI International, Inc. Employee Stock Ownership Plan, as restated October 1, 1992 (the "Plan"), is hereby amended, effective as of October 1, 1992, as follows:

1.  Section 6.3 of the Plan is hereby amended to read as follows:

A. As of each Valuation Date, the net income (or loss) of the Trust Fund shall be determined for the period commencing immediately after the last preceding Valuation Date and ending with the current
Valuation Date. Each Participant's share of any such net income
(or loss) will be allocated to his
Investment Account in the ratio that the balance credited to his Investment Account on the immediately preceding Valuation Date (reduced by any distributions, withdrawals or Forfeitures from such Accounts since that date) bears to the sum of the Account balances
(as similarly reduced) for all Participants as of that date. However, if there were no Investment Accounts outstanding on the immediately preceding
Valuation Date, then such allocation shall be made on the basis of the balance credited to each Stock
Account on such preceding Valuation Date (reduced by any distributions, withdrawals or Forfeitures from such Account since that date). Such net income (or loss) shall include the increase nor decrease) in the fair market value of Trust Fund assets (other than Company Stock), interest income, dividends (other than dividends paid on allocated Company Stock) and other income and gains (or losses) attributable to such assets since the immediately preceding Valuation Date, reduced by any expenses charged to the Trust
Fund since that date.

B. Any cash dividends received on shares of Company Stock credited to the Stock Accounts of Participants and not otherwise reserved for the satisfaction of outstanding Trust obligations under Section 6.2 will be allocated directly to the respective Investment Accounts of such Participants. Any cash dividends received on unallocated shares of Company Stock shall be included in the computation of net income (or loss) of the Trust Fund. Any stock dividends received on Company Stock shall be credited to the Accounts to which such Company Stock is allocated.

C. In the event Participating Company contributions and Forfeitures are to be allocated among the Accounts of Participants as of the same date that the Accounts re to be adjusted in accordance with this
Section 6.3, such Participating Company contributions and Forfeitures shall not be allocated until such adjustments have been made.

IN WITNESS WHEREOF, TCI International, Inc. has caused this Plan
Amendment to be executed by its duly-authorized officer on this 30 Day of September, 1993.


TCI INTERNATIONAL, INC.

By: /s/  Calvin L. Breed, Treasurer